NOVELLUS
Innovative Technology. Trusted Productivity.

Presenter
Presenter
Date
Date
Filed by Novellus Systems, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Novellus Systems, Inc.
Commission File No.:  000-17157
Lam – Novellus Merger Lam
Lam
–
–
Novellus
Novellus
Merger
Merger

P. 2 P. 2
A Transformative Transaction
A Transformative Transaction
Lam Research and Novellus Systems have signed an agreement to combine the two companies
The deal is expected to close in Q2 of CY2012
The new company will be called Lam Research
Senior leadership team will come from both companies
• Martin Anstice will be the President and CEO
• Tim Archer will be the COO
• Ernie Maddock will be the CFO
Expected Synergies
• Combined management strength can grow the company to new heights
• Complementary products and technology
• Accelerating the pace of innovation
• Superior ability to meet customer requirements
• Significant operational synergies
Novellus Systems Confidential

P. 3 P. 3
Complementary Technology
Complementary Technology
Novellus’ technical core competencies align with Lam’s strengths in etch and single-wafer clean
The combination of Lam’s and Novellus’ adjacent technologies will deliver enhanced process integration knowledge
The merger will create a company that will lead the development of next generation semiconductor manufacturing technology
providing direct benefits to our customers
With significant synergies across our product lines, we will offer a broader equipment portfolio and wider range of technology
solutions
Novellus Systems Confidential

NOVELLUS

Lam RESEARCH
Lam RESEARCH
NOVELLUS
NOVELLUS
NOVELLUS
Lam RESEARCH
NOVELLUS

P. 4 P. 4
12% - 14%
of WFE
5% - 6%
of WFE
12% - 14%
of WFE
Etch
Surface
Preparation
Deposition Industrial
Applications
Complementary Product Leadership
Complementary Product Leadership
Spares &
Services
Novellus Systems Confidential
Note:  CVD: chemical vapor deposition; Cu ECD:  copper electrochemical deposition; WCVD: tungsten chemical vapor deposition.
Source:  Leadership positions based on Gartner Dataquest and company data specific to 2010 shares; WFE percentages based on Gartner Dataquest and company data.
Leadership
Position in
Emerging
Markets
#1 in Etch
#1 in Cu ECD
#1 in W CVD
#2 in PECVD
World
Class
Customer
Support
#2 in Dry Strip
#2 in Clean

P. 5 P. 5
Greater Support for Our Customers
Greater Support for Our Customers
Both management teams are fully committed to supporting ongoing business requirements and enhancing the performance of the world wide installed base
Increased scale enables more comprehensive support tailored to our customers’ needs
Subsequent to closing, our highest  priority is to create a “single face” to our customers
• The sales and service organizations of the two companies will form a single organization supporting all of our products and customers
Until the merger is complete, Lam and Novellus will continue to operate as independent companies. Throughout this process, it is our commitment that our service and support will continue to serve our customers needs in the same manner as prior to the
announcement.
Novellus Systems Confidential

P. 6 P. 6
Next Steps
Next Steps
As your trusted supplier, Novellus believes in open communication regarding significant changes to our business
Our focus during this transition will be to create value and provide greater efficiency for our customers. This is a unique opportunity to join two outstanding organizations into one company with a broader platform for greater innovation and more cost-effective solutions.
Our first and foremost priority in the transition is to better serve our customers’ development and production needs
This communication is the first in a series of communications that our account leadership will provide. Both Lam and Novellus account executives will provide regular communication updates to you regarding the transition plans.
Novellus Systems Confidential

P. 7 P. 7
How to Find Further Information
How to Find Further Information
Novellus Systems Confidential
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Lam Research and Novellus Systems that also constitutes a prospectus of Lam Research. Lam Research and Novellus Systems will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR
INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT
PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO)
AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY
BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LAM
RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Lam Research
Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus
Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration
Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.Lam Research.com and www.Novellus.com, respectively.

P. 8 P. 8
Forward Looking Statements
Forward Looking Statements
This announcement contains, or may contain, “forward-looking statements” concerning
Lam Research and Novellus Systems (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,”
“anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the following: (i) the expected benefits of the Merger and the repurchase program, the expected accretive effect of the Merger and the repurchase program on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers, employees and end-users, future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Lam Research’s or Novellus Systems’
operations; (iii) the effects of government regulation on Lam Research’s, Novellus
Systems’ or the Merged Company’s business; (iv) future industry developments and trends; (v) the anticipated timing of shareholder meetings and completion of the proposed merger and the repurchase program; and (vi) assumptions underlying any of the foregoing statements.
Novellus Systems Confidential

P. 9 P. 9
Forward Looking Statements (cont.)
Forward Looking Statements (cont.)
Novellus Systems Confidential
These forward-looking statements are based upon the current beliefs and expectations of the management of Lam Research and Novellus
Systems and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Lam Research’s and Novellus Systems’ ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Novellus Systems’ and Lam Research’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged
Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities
(including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Lam Research’s and Novellus Systems’ periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere).  Neither Lam Research nor Novellus Systems can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Lam Research nor Novellus Systems nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.
Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Lam Research,
Novellus Systems, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of Lam Research or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

P. 10 P. 10
Participants in the Solicitation
The directors and executive officers of Lam Research and Novellus Systems may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam Research plans to file the registration statement that includes the joint proxy statement/prospectus with the SEC in connection with the solicitation of proxies to approve the proposed transaction.  Information regarding Lam
Research’s directors and executive officers and their respective interests in Lam
Research by security holdings or otherwise is available in its Annual Report on Form 10-
K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on
April 8, 2011.  Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.
Novellus Systems Confidential